

WesBanco SECURITIES, INC.

Audited Financial Statements and Schedules

WesBanco Securities, Inc.

(A Wholly Owned Subsidiary of WesBanco, Inc.)

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and report of the independent registered public accounting firm have been separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Audited Financial Statements and Supplemental Schedule

As of and for the Year Ended December 31, 2025

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Wesbanco Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

Pittsburgh, Pennsylvania

March 27, 2026

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2025

Assets

Cash (restricted $250,000)	$	4,657,559
Commission receivables		443,978
Deferred tax assets		53,325
Prepaid expenses		89,561
Fixed assets (net of accumulated depreciation of $57,365)		14,310
Other assets		105,055
Total assets	$	5,363,788

Liabilities and shareholder's equity

Liabilities:		
Accounts payable to affiliate	$	397,405
Commission payable to affiliate		472,390
Other liabilities		160,169
Total liabilities		1,029,964
Shareholder's equity:		
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,875,533
Retained earnings		2,458,191
Total shareholder's equity		4,333,824
Total liabilities and shareholder's equity	$	5,363,788

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Operations

For the Year Ended December 31, 2025

Revenues		
Commissions	$	12,250,611
Other		12,379
		12,262,990
Expenses		
Employee commission expense		4,514,862
Salaries and benefits		3,853,540
Management service fees		504,752
Clearing fees		362,622
Insurance expense		74,435
Occupancy and equipment		235,160
General administrative expense		236,743
Professional fees and expenses		179,174
Other operating expenses		157,870
		10,119,158
Income before income taxes		2,143,832
Income tax expense		480,403
Net Income	$	1,663,429

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2024	$ 100	$ 1,875,533	$ 1,219,914	$ 3,095,547
Dividends to Parent	–	–	(425,152)	(425,152)
Net Income	–	–	1,663,429	1,663,429
Balance at December 31, 2025	$ 100	$ 1,875,533	$ 2,458,191	$ 4,333,824

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2025

Operating activities

Net Income	$	1,663,429
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		825
(Increase) decrease in operating assets:		
Commission receivables		(115,007)
Other assets		21,769
Increase in operating liabilities:		
Accounts payable to affiliates		147,328
Commissions payable		111,812
Other liabilities		62,905
Net cash provided by operating activities		1,893,061

Financing activities

Dividends to Parent	$	(425,152)
Net cash used in financing activities		(425,152)
Net increase in cash		1,467,909
Cash at beginning of year (restricted $250,000)		3,189,650
Cash at end of year (restricted $250,000)	$	4,657,559

Supplemental disclosure

Payments to affiliate for income taxes	$	298,878

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Financial Statements

December 31, 2025

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Recent Accounting Pronouncement

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures." The amendments in this Update improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This information is generally not presented in the financial statements today. For the Company, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Statement of Operations, but is expected to result in additional disclosures and potential changes to the line items on the Statement of Operations.

In January 2025, the FASB issued ASU 2025-01, "Income Statement — Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)." The amendment in this Update amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted.

Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

Revenue Recognition

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule. Securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, a clearing broker-dealer and a wholly owned subsidiary of Bank of New York Mellon. Pershing is a member of FINRA, the New York Stock Exchange, and SIPC. Other accounts are opened directly with an insurance and/or mutual fund company. Related revenues and expenses are recorded on a trade-date basis. The fees related to the transactions are recorded as revenue when the related service has been rendered and collectability is reasonably assured. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $29,878 has been recorded as of December 31, 2025 to cover any commission cancellations or chargebacks occurring in 2026 for 2025 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Current Expected Credit Losses

All of the Company's trade receivables are short-term and are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be immaterial.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to ten years for furniture and equipment. Depreciation expense on furniture and equipment was $825.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable. The Parent acts as agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company did not have any uncertain tax positions at December 31, 2025. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits netted against income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

Segment Reporting

Operating segments are components of a business about which separate financial information is available and evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assessing performance. The Company has identified brokerage services as its only reportable operating segment upon which the chief operating decision maker makes decisions regarding how to allocate resources and assess performance. While the Company offers multiple investment products to its clients, the financial information for each product is not complete since it does not include a full allocation of revenue, costs, and capital from key corporate functions; therefore, the CODM evaluates financial performance on a consolidated basis. Management continues to evaluate the business for additional segments and separate reporting as facts and circumstances change. The accounting policies used in the disclosure of business segments are the same as those described elsewhere in the summary of significant accounting policies. For a complete overview of the Company's business segment, see note 8, "Business Segments."

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $3,668,737, which was $3,600,073 in excess of its required net capital of $68,664.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2025, are as follows:

	Current	Deferred	Total
Federal	$ 429,660	$ 14,687	$ 444,347
State	32,258	3,798	36,056
Total	$ 461,918	$ 18,485	$ 480,403

A reconciliation of income tax expense and the effective income tax rate is as follows for the year ended December 31, 2025.

Taxes at federal statutory rate	$ 450,205	21.0 %
State income taxes, net of federal tax effect (1)	27,923	1.5
Nondeductible expenses	2,275	(0.1)
Effective tax rate	$ 480,403	22.4 %

(1) West Virginia and Kentucky make up the majority (more than 50%) of the total of state taxes.

The Company has recorded net deferred tax assets of $53,325 resulting from the timing of deductions for depreciation of fixed assets, stock options and restricted stock. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it

is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The following table presents income taxes paid (net of refunds received):

U.S. Federal	$	268,560
Kentucky		19,937
Other U.S. State and Local		10,381
Total	$	298,878

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2022.

5. Revenue Recognition

Other revenue, which consists of interest income, is not in scope of ASC 606, *Revenue from Contracts with Customers*. For the revenue stream in scope of ASC 606, commission revenue, there are no significant judgments related to the amount and timing of revenue recognition.

Commissions revenue: Commission income is earned based on customer transactions and management of investments. The commission income from customers' transactions is recognized when the transaction is complete. The commission income from the management of investments is earned continuously over a quarterly period.

The following table summarizes the point of revenue recognition and the income recognized for the revenue streams for the year ended December 31, 2025:

	Point of Revenue Recognition		For the Year Ended December 31, 2025
Revenue Streams			
Commissions revenue			
Annuity commissions	At a point in time	$	8,917,813
Equity and debt security trades	At a point in time		441,299
Managed money advisory fees	Over time		1,642,150
Trail commissions	Over time		1,249,349
Total commissions revenue		$	12,250,611

6. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, Federal and State income tax expense, commission expense, salaries and benefits expense, and stock compensation expense payable to the Bank. These expenses are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2025, the Company had net payables to the Bank for Federal and State income taxes of $199,367, commission expense of $472,390, salaries and benefits expense of $60,616, other compensation expense of $35,600, and other payables of $101,822. The Company had cash on hand held at the Bank in a checking account totaling $199,224 at December 31, 2025. All income tax and

employee compensation-related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Parent and the Bank also provide management services to the Company. The costs of these services are reimbursed to each affiliate monthly by the Company and totaled $504,752 for the year. Certain other expenses including rent, other occupancy-related expenses and professional fees are shared between the Company and the Bank and reimbursement occurs either monthly or at the time the invoice is received. The Company's employees participate in the pension plan and health reimbursement account sponsored by the Parent. Related expenses are not allocated to the Company and are not included in the statement of operations.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor. For the year ended December 31, 2025, the Company recorded $13,599 of commissions from WesMark Funds, which is included in the statement of operations.

7. Clearing Broker

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2025, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2025, the cash held in two Pershing accounts consisted of non-restricted funds totaling $4,202,309 and the clearing deposit of $250,000, which is recorded as restricted cash on the statement of financial condition, for a total of $4,452,309.

8. Business Segments

The Company operates one reportable segment: brokerage services. The Company is engaged in a single line of business as a securities introducing broker-dealer, and offers a wide range of investment products to its customers including annuities, mutual funds, debt securities, equity securities and managed money accounts. All of Wesbanco Securities' revenue is derived from domestic operations, and predominantly consists of commissions revenue. Wesbanco Securities' chief operating decision maker ("CODM") is the Executive Vice President – Wealth Management of its parent company, Wesbanco, Inc. The CODM assesses performance for the brokerage services segment based on net income that also is reported on the statement of operations as net income. In addition, net income is used to monitor budget versus actual results. The measure of segment assets is reported on the statement of financial condition as total assets. The CODM also uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent company, Wesbanco, Inc. For more detail on intra-entity income earned by Wesbanco Securities, please see Footnote 6, Related-Party Transactions.

The following table presents the segment revenue and significant expenses for the year ended December 31, 2025:

		For the Year Ended December 31, 2025
Revenues		
Commissions	$	12,250,611
Other		12,379
		12,262,990
Less:		
Employee commission expense		4,514,862
Salaries and benefits		3,853,540
Management service fees		504,752
Clearing fees		362,622
Insurance expense		74,435
Occupancy and equipment (1)		235,160
General administrative expense		236,743
Professional fees and expenses		179,174
Other operating expenses (2)		157,870
		10,119,158
Income before income taxes		2,143,832
Income tax expense		480,403
Net Income	$	1,663,429

(1) Includes depreciation expense totaling $825.
(2) Other operating expenses include miscellaneous taxes, supplies, postage, marketing and errors and omissions.

The following table presents other required segment disclosures for the year ended December 31, 2025:

		For the Year Ended December 31, 2025
Other Disclosures		
Revenues from external customers	$	12,237,012
Revenues from related parties		13,599
Interest revenue		12,379
Total revenue		12,262,990
Segment Assets	$	5,363,788

9. Subsequent Events

Subsequent to December 31, 2025, the Company declared and paid a $352,748 cash dividend to the Parent. The Company performed a review of events subsequent to year-end through the date that the Financial Statements were issued and determined that there were no other events requiring recognition or disclosure in the Financial Statements.

Supplemental Schedule Required by
Rule 17a-5 of the Securities and
Exchange Commission

Schedule I
Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2025

Computation of net capital:		
Total shareholder's equity	$	4,333,824
Deductions and/or charges:		
Nonallowable assets:		
Cash		−
Prepaid expenses		89,561
Fixed assets (net of accumulated depreciation of $57,365)		14,310
Commission receivables (1)		402,836
Deferred tax assets		53,325
Other assets		105,055
Total deductions and/or charges		665,087
Net capital	$	3,668,737
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable to affiliate, commission payable to affiliate, and other liabilities	$	1,029,964
Total aggregate indebtedness	$	1,029,964
Computation of basic net capital requirement:		
Minimum net capital required	$	68,664
Excess net capital	$	3,600,073
Aggregate indebtedness to net capital		28.07%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2025 Part IIA FOCUS filing on March 27, 2026.

(1) Nonallowable commission receivables include trails, fixed and indexed annuities and insurance contracts.

